Li-Cycle Holdings Corp.

2351 Royal Windsor Dr. Unit 10

Mississauga, ON L5J 4S7

June 7, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention:      Anuja A. Majmudar

Kevin Dougherty

Lily Dang

Mark Wojciechowski,

            Re:     Li-Cycle Holdings Corp.

Amendment No. 1 to Registration Statement on Form F-4

Filed May 13, 2021

File No. 333-254843

Ladies and Gentlemen:

This letter sets forth the response of Li-Cycle Holdings Corp. (the “Company” or “we”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated May 28, 2021, with respect to the above referenced Amendment No. 1 to Registration Statement on Form F-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing a revised Registration Statement on Form F-4 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No.1 to Registration Statement on Form F-4 Filed May 13, 2021

Certain Projected Financial Information, page 103

1.    Staff’s comment:

You revised to disclose material assumptions underlying Li-Cycle’s financial projections, including that Li-Cycle will have two operating Spokes in 2021 and 20 operating Spokes and four operating Hubs in 2025. Please disclose as part of these assumptions if Li-Cycle’s projections through 2025E include any revenues from additional Spoke and Hubs other than those currently operating or under development as disclosed in this registration statement.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 105 to provide that Li-Cycle’s projections, and specifically projected gross revenue, through 2025E assume that Li-Cycle will have a total of 2 operating Spokes in 2021, increasing to 20 operating Spokes and four operating Hubs in 2025. The 2025 projections therefore include revenues from each of these Spokes and Hubs, but no others. We also respectfully advise the Staff that, although we expect that the 20 operating Spokes and four operating Hubs will be operational by 2025, we have not included any assumptions with respect to the specific number of Spokes and Hubs that will be operational in the years 2022, 2023 and 2024 as we expect there could be variability in their development time.

2.    Staff’s comment:

We note your response to comment 13 and re-issue in part. Please quantify the commodity prices used to form Li-Cycle’s projected revenues, which you disclose were based on the median of broker-published forecasts as of December 28, 2020. In this regard, we note such quantified disclosure of the commodity price forecasts used for Nickel, Lithium Carbonate and Cobalt were provided on Slide 29 in your Analysts Day Presentation filed in a Rule 425 filing on April 22, 2021.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 106 of the Revised Registration Statement to add the commodity price forecast assumptions for Nickel, Lithium Carbonate and Cobalt underlying Li-Cycle’s projections for each year through 2025, which commodity price forecast assumptions are based on the median of broker-published forecasts as of December 28, 2020.

The Business Combination

Certain Projected Financial Information, page 103

3.    Staff’s comment:

We note your response to prior comment 12 indicating you may not provide disclosure with regard to the projections even if management knows or has reason to know that the projections no longer have a reasonable basis. You disclose that the financial projections do not take into account any circumstances or events occurring after they were prepared, nearly five months ago, and that various assumptions underlying the projections may not have been accurate, or may no longer be accurate. Tell us why you believe Item 10(b)(3)(iii) of Regulation S-K would not apply to you, if this is your view; and why you would not revisit the assumptions to ensure that they are valid and that you have projected the most probable specific amounts.

In your response, you also state that you have revised disclosure “to clarify the extent to which the projected items represent the most probable specific amount for each financial item projected.” However, we do not see any indication of the probability that you or management of Li-Cycle have ascribed to the projected amounts. We reissue prior comment 12.

Response:

We acknowledge the staff’s comment and confirm that we are aware of our responsibility to make full and prompt disclosure if management knows or has reason to know that the projections no longer have a reasonable basis as set forth in Item 10(b)(3)(iii) of Regulation S-K. Accordingly, we have revised the disclosure on page 104 of the Revised Registration Statement to indicate that Amalco intends to provide disclosure if it determines that the previously disclosed projections no longer have a reasonable basis.

We have also revised the disclosure on page 104 of the Revised Registration Statement to indicate that in making these projections, we disclosed what, in our opinion, is the most probable specific amount for each financial item projected based on the assumptions at such time.

4.    Staff’s comment:

We note your disclosure stating “The financial projections were requested by, and disclosed to, Peridot for use as a component in its overall evaluation of Li-Cycle….” Please describe all of the specific instructions, guidelines, parameters, inputs and assumptions that you relayed or prescribed in conjunction with your request, as may include the time periods to be covered by the projections; expansion, build-out, or acquisition of facilities; mix of source materials; yields and mix of products; capital expenditures; availability and terms of financing capital expenditures; contracts and projects to be undertaken or secured; throughput; prices at which products would be sold; costs of input materials and operations; changes or rates of change in any of the underlying assumptions.

In addition, please identify all assumptions that reflect decisions that pivot on completion of the merger, which had not been established by the target prior to your involvement.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that the key elements of and assumptions underlying the projections provided to Peridot are set forth on pages 105 to 107 of the Revised Registration Statement. We have added to the disclosure on those pages to describe all of the above-requested items that were disclosed to Peridot and to include additional detail regarding the commodity price forecast assumptions (as requested by comment #2 above), ramp-up of our Spokes and Hubs, expected operational tonnage capacity at our Spokes and Hubs, assumptions regarding our Product Recovery Percentage and capital expenditures.

We have disclosed above the table on page 105 of the Revised Registration Statement that the only assumptions related to completion of the merger are that Li-Cycle will receive the proceeds of the trust account and amount of PIPE Financing contemplated by the Business Combination.

Exhibits

5.    Staff’s comment:

We note your response to our prior comment 20 but were unable to locate the employment agreement for Mr. Kochhar. Please also revise your disclosure on page 212 to summarize the employment agreement with Mr. DeLuca filed as Exhibit 10.21.

Response:

We acknowledge the Staff’s comment and have (i) revised the exhibit index to link to the proper employment agreement for Mr. Kochhar and (ii) revised our disclosure on page 220 of the Revised Registration Statement to summarize the employment agreement with Mr. DeLuca filed as Exhibit 10.21.

6.    Staff’s comment:

It appears you are attempting to redact information pursuant to Item 601(b)(10)(iv) of Regulation S-K from Exhibits 10.10 and 10.12. Please revise your Exhibit Index to indicate that portions of the exhibits have been omitted.

Response:

We acknowledge the Staff’s comment and have revised the Exhibit Index to indicate that portions of the exhibits have been omitted.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Debbie Yee or Michael Rigdon of Kirkland & Ellis LLP at (713) 836-3630 or (713) 836-3647, respectively, with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title:	Chief Executive Officer and Director

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